Filed by: Weyerhaeuser Company

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Weyerhaeuser Company

Commission File No.: 001-04825

On June 23, 2014, TRI Pointe Homes, Inc. filed a Current Report on Form 8-K containing the following items:

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(b)	Resignation of Directors.

As previously announced on November 4, 2013, TRI Pointe Homes, Inc., a Delaware corporation (the “Company”) and Weyerhaeuser Company entered into a Transaction Agreement pursuant to which, among other things, a wholly owned subsidiary of the Company will merge with and into Weyerhaeuser Real Estate Company, a wholly owned subsidiary of Weyerhaeuser Company (“WRECO”) and WRECO will become a wholly owned subsidiary of the Company (the “Merger”). The Transaction Agreement provides that upon the consummation of the Merger the Company will increase the size of its Board of Directors from seven to nine directors, five of which will be selected by the Company and four of which will be selected by Weyerhaeuser. On June 23, 2014 and in connection with the provisions of the Transaction Agreement described above, Messrs. Richard D. Bronson, Wade H. Cable and J. Marc Perrin submitted their resignations from the Board of Directors of the Company effective on the closing of the Merger.

(c)	Appointment of Principal Accounting Officer

On June 23, 2014, the Company’s Board of Directors appointed Glenn Keeler as the Company’s principal accounting officer. Mr. Keeler has served as Vice President and Controller of the Company since February 2013. From September 2011 until January 2013, he served as Corporate Controller of STEC, Inc., a publicly traded, global provider of enterprise-class solid state drives. From June 2006 until September 2011, he served as Director of Finance and Controller of Lantronix, Inc., a publicly traded designer, developer, marketer and seller of networking and communications products. Mr. Keeler is a Certified Public Accountant (inactive) in California. In connection with this appointment, the Company intends to enter into its form of indemnification agreement with Mr. Keeler.

(d)	Election of Directors.

On June 23, 2014, the Company’s Board of Directors (i) approved an increase in the size of the Company’s Board of Directors from seven to nine directors; and (ii) appointed Messrs. Christopher Graham, Daniel Fulton and Lawrence Burrows and Mses. Constance Moore and Kristin Gannon as directors of the Company. Both actions will be effective on the closing of the Merger. The appointment of the foregoing persons was made in accordance with the Transaction Agreement.

Effective as of the closing of the Merger: (i) the Audit Committee will be comprised of Messrs. Rogers (Chair), Fulton and Gilbert; (ii) the Compensation Committee will be comprised of Mses. Gannon (Chair) and Moore and Mr. Gilbert; (iii) the Nominating and Corporate Governance Committee will be comprised of Messrs. Gilbert (Chair), Burrows and Rogers; and (iv) the Executive Land Committee will be comprised of Messrs. Sternlicht (Chair), Gilbert and Fulton.

Each of the new directors will receive compensation for service as a non-employee director of the Company consistent with the compensation generally provided to the other non-employee directors of the Company, as determined by the Company’s Board of Directors from time to time. Currently, the Company’s non-employee directors receive the following compensation: (i) an annual cash retainer of $35,000 and a restricted stock unit award of $65,000 (based upon the closing price on the date of grant); (ii) cash retainers of $7,500, $5,000, and $5,000 for service on the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee, respectively; and

(iii) cash retainers of $15,000, $7,500, and $7,500 for service as Chair of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee, respectively. In addition, the lead independent director receives an annual cash retainer of $25,000.

(e)	Approval of Amendment of the 2013 Long-Term Incentive Plan

At the 2014 Annual Meeting of Stockholders held June 23, 2014 (the “Annual Meeting”), the stockholders of the Company approved Amendment No. 1 to the Company’s 2013 Long-Term Incentive Plan (the “2013 LTIP”) to increase the aggregate number of shares of Company common stock reserved for issuance under the 2013 LTIP by an additional 9,200,000 shares and to add certain award limitations intended to allow for awards that qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code. The Company’s Board of Directors adopted Amendment No. 1 to the 2013 LTIP on April 7, 2014, subject to stockholder approval at the Annual Meeting.

On June 23, 2014, the Board of Directors approved Amendment No. 2 to the 2013 LTIP to prohibit repricing (other than in connection with any equity restructuring or any other change in capitalization) of outstanding options or stock appreciation rights under the 2013 LTIP without stockholder approval.

A description of the material terms of the 2013 LTIP, as amended by Amendment No. 1 thereto, was included in the Company’s definitive Proxy Statement, dated May 20, 2014 (the “2014 Proxy Statement”), filed with the Securities and Exchange Commission on May 20, 2014, under the caption “PROPOSAL No. 2 – Amendment To The 2013 Long-Term Incentive Plan,” beginning on page 230 of the 2014 Proxy Statement.

Item 5.07	Submission of Matters to a Vote of Securities Holders.

The annual meeting of stockholders of TRI Pointe Homes, Inc. (the “Company”) was held on June 23, 2014 (“Annual Meeting”). A total of 30,543,826 shares of the Company’s common stock were present or represented by proxy at the Annual Meeting, representing more than 96.56% of the Company’s shares outstanding as of the May 13, 2014 record date. The matters submitted for a vote and the related results are set forth below. A more detailed description of the proposals is set forth in the Company’s Proxy Statement filed with the Securities and Exchange Commission on May 20, 2014:

	Votes For	Votes Against	Votes Abstained	Broker Non- Votes
Proposal No. 1 – Authorize the issuance of shares of Company common stock in connection with the merger of a wholly owned subsidiary of the Company with and into Weyerhaeuser Real Estate Company (“WRECO”), with WRECO surviving the Merger and becoming a wholly owned subsidiary of the Company.	28,646,613	30,483	343	1,866,387

	Votes For	Votes Against	Votes Abstained	Broker Non- Votes
Proposal No. 2 – Approval of Amendment of 2013 Long-Term Incentive Plan to increase the number of shares of TRI Pointe Common Stock available for issuance thereunder and add certain tax code award limitations.	19,660,673	9,016,548	218	1,866,387

	Votes For	Votes Against	Votes Abstained	Broker Non- Votes
Proposal No. 3 – Approval on an advisory basis of the compensation of the Company’s named executive officers.	28,543,392	130,435	3,612	1,866,387

	Every 1 Year	Every 2 Years	Every 3 Years	Votes Abstained	Broker Non- Votes
Proposal No. 4 – Advisory vote on the frequency of future advisory votes to approve the compensation of the Company’s named executive officers.	9,357,221	279,722	19,035,974	4,522	1,866,387

Proposal No. 5 – Election of seven nominees to serve as directors:

	Votes For	Votes Withheld	Broker Non-Votes
Douglas F. Bauer	28,644,636	32,803	1,866,387

Richard D. Bronson	28,303,335	374,104	1,866,387

Wade H. Cable	28,287,232	390,207	1,866,387

Steven J. Gilbert	28,303,625	373,814	1,866,387

J. Marc. Perrin	28,642,260	35,179	1,866,387

Thomas B. Rogers	28,638,008	39,431	1,866,387

Barry S. Sternlicht	23,244,602	5,432,837	1,866,387

	Votes For	Votes Against	Votes Abstained	Broker Non- Votes
Proposal No. 6 – Ratify the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm.	30,536,734	6,874	218	0

Based on the foregoing votes, all seven nominees were elected and Proposal Nos. 1-3 and 6 were approved. In light of the vote with respect to Proposal No. 4, the Company has determined to include an advisory vote on executive compensation in its proxy materials every three years until the next required vote on the frequency of the advisory vote on the compensation of executives. No vote was held on Proposal No. 7 – Approval of adjournment(s) or postponement(s) of the Annual Meeting.

Item 8.01	Other Events.

The information contained in Items 5.02 and 5.07 is incorporated by reference into this Item 8.01.

Forward-Looking Statements

This report contains forward-looking statements concerning Weyerhaeuser Company (“Weyerhaeuser”) and TRI Pointe Homes, Inc. (“TRI Pointe”). These statements are based on various assumptions and the current expectations of the management of Weyerhaeuser and TRI Pointe, and may not be accurate because of risks and uncertainties surrounding these assumptions and expectations. Factors listed below, as well as other factors, may cause actual results to differ significantly from these forward-looking statements. There is no guarantee that any of the events anticipated by these forward-looking statements will occur. If any of the events occur, there is no guarantee what effect they will have on the operations or financial condition of Weyerhaeuser or TRI Pointe. Forward-looking statements included herein are made as of the date hereof, and Weyerhaeuser and TRI Pointe undertake no obligation to publicly update or revise any forward-looking statement unless required to do so by the federal securities laws.

Some forward-looking statements discuss Weyerhaeuser’s and TRI Pointe’s plans, strategies and intentions. They use words such as “expects,” “may,” “will,” “believes,” “should,” “would,” “could,” “approximately,” “anticipates,” “estimates,” “targets,” “intends,” “likely,” “projects,” “positioned,” “strategy,” “future,” and “plans.” In addition, these words may use the positive or negative or other variations of those terms. Forward-looking statements in this report include statements regarding the expected effects on Weyerhaeuser, Weyerhaeuser Real Estate Company (“WRECO”) and TRI Pointe of the proposed distribution of WRECO to Weyerhaeuser’s shareholders and combination of WRECO with a subsidiary of TRI Pointe (the “Transaction”), the anticipated timing and benefits of the Transaction and whether the Transaction will be tax-free for Weyerhaeuser and its shareholders for U.S. federal income tax purposes. Forward-looking statements also include all other statements in this report that are not historical facts.

These statements are based on the current expectations of the management of Weyerhaeuser and TRI Pointe (as the case may be) and are subject to uncertainty and to changes in circumstances. Major risks, uncertainties and assumptions include, but are not limited to: the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; Weyerhaeuser’s and TRI Pointe’s ability to complete the Transaction on the anticipated terms and schedule, including the ability to obtain regulatory approvals and the anticipated tax treatment of the Transaction and related transactions; risks relating to any unforeseen changes to or effects on liabilities, future capital expenditures, revenues, expenses, earnings, synergies, indebtedness, financial condition, losses and future prospects; TRI Pointe’s ability to integrate WRECO successfully after the closing of the Transaction and to achieve anticipated synergies; the risk that disruptions from the Transaction will harm Weyerhaeuser’s or TRI Pointe’s businesses; the effect of general economic conditions, including employment rates, housing starts, interest rate levels, availability of financing for home mortgages, and the strength of the U.S. dollar; and other factors described under “Risk Factors” in each of Weyerhaeuser’s and TRI Pointe’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.

Additional Information and Where to Find It

In connection with the proposed “Reverse Morris Trust” transaction between TRI Pointe Homes, Inc. (“TRI Pointe”) and Weyerhaeuser Company (“Weyerhaeuser”), pursuant to which the homebuilding subsidiary of Weyerhaeuser, Weyerhaeuser Real Estate Company (“WRECO”) (with certain exclusions), will be combined with TRI Pointe, TRI Pointe has filed a registration statement on Form S-4 (No. 333-193248) with the Securities and Exchange Commission (“SEC”), which includes a prospectus. TRI Pointe has also filed a definitive proxy statement which has been sent to the TRI Pointe shareholders in connection with their vote required in connection with the transaction. In addition, WRECO has filed a registration statement on Forms S-4 and S-1 (No. 333-193251) in connection with its separation from Weyerhaeuser. Investors and security holders are urged to read the proxy statement and registration statement/prospectus and any other relevant documents, because they contain important information about TRI Pointe, the real estate business of Weyerhaeuser and the proposed transaction. The proxy statement and registration statement/prospectus and any amendments and other documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov. These documents can also be obtained free of charge from Weyerhaeuser upon written request to Weyerhaeuser Company, 33663 Weyerhaeuser Way South, Federal Way, Washington 98003, Attention: Vice President, Investor Relations, or by calling (253) 924-2058, or from TRI Pointe upon written request to TRI Pointe Homes, Inc., 19520 Jamboree Road, Irvine, California 92612, Attention: Investor Relations, or by calling (949) 478-8696.

Tender Offer Documents

On May 22, 2014, Weyerhaeuser Company (“Weyerhaeuser”) filed with the SEC a tender offer statement on Schedule TO regarding the proposed exchange offer for the split-off of the Weyerhaeuser real estate business as part of the proposed “Reverse Morris Trust” transaction between TRI Pointe Homes, Inc. and Weyerhaeuser. Investors and security holders are urged to read the tender offer statement (as updated and amended) filed by Weyerhaeuser with the SEC regarding the tender offer because it contains important information. Investors and security holders may obtain a free copy of the tender offer statement and other documents filed by Weyerhaeuser with the SEC on the SEC’s web site at www.sec.gov. The tender offer statement and these other documents may also be obtained free of charge from Weyerhaeuser by directing a request to Weyerhaeuser Company, 33663 Weyerhaeuser Way South, Federal Way, Washington 98003, Attention: Vice President, Investor Relations, or by calling Weyerhaeuser at (253) 924-2058.